Exhibit 12.1

GENERAL MARITIME CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES*
(Expressed in thousands of United States Dollars, except ratios)

	Year Ended December 31,						Three Months Ended March 31,
	2005	2006	2007	2008	2009		2010
Fixed Charges
Interest expense	$32,400	$4,165	$25,541	$29,388	$37,344		$18,692
Capitalized interest	3,475	3,571	2,385	119	-		-
Amortized loan fees	1,968	722	959	1,089	1,724		637
Fixed Charges	37,843	8,458	28,885	30,596	39,068		19,329

Earnings
Pretax operating income	212,357	156,831	44,539	29,807	(11,995)		(9,079)
Fixed charges	37,843	8,458	28,885	30,596	39,068		19,329
Capitalized interest	3,475	3,571	2,385	119	-		-
Earnings	$246,725	$161,718	$71,039	$60,284	$27,073		$10,250

Ratio of earnings to fixed charges	6.52	19.12	2.46	1.97	0.69	(a)	0.53	(a)

(a) For the three months ended March 31, 2010 and for year ended December 31, 2009, earnings were insufficient to cover fixed charges by $9,079 and $11,995, respectively.

*As defined in Item 503(d) of Regulation S-K of the Securities Exchange Act of 1934